

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2014

<u>Via E-mail</u>
Gary J. Ortale
Chief Financial Officer
MidWestOne Financial Group, Inc.
102 South Clinton Street
Iowa City, IA 52240

      Re: **MidWestOne Financial Group, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed March 7, 2013
                File No. 000-24630

Dear Mr. Ortale:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ David S. Irving

                        David S. Irving
                        Staff Accountant